March 7, 2018

VIA EMAIL

Delaware Enhanced Global Dividend and Income Fund
Mr. David F. Connor
Secretary
2005 Market Street
Philadelphia, PA 19103-7094

Re:	Delaware Enhanced Global Dividend and Income (the “Fund”)

Dear Mr. Connor:

            As you know, we represent certain investment funds managed by Saba Capital Management, L.P. ("Saba") that collectively own approximately 1.9 million common shares, or approximately 12%, of the outstanding common shares of the Fund.

            This letter shall serve as notice to the Fund as to Saba's timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to the Fund's shareholders at the Fund's next annual shareholders' meeting anticipated to be held on or around August 2018, or any postponement or adjournment thereof (the "Meeting"). Following the submission of this proposal, Saba will submit a shareholder notice of its intent to nominate persons for election as trustees at the next annual meeting of shareholders of the Fund.

Saba's Rule 14a-8 shareholder proposal (the "Proposal") is as follows:

PROPOSAL

“BE IT RESOLVED, that the shareholders of Delaware Enhanced Global Dividend and Income Fund (the "Fund"), request that the Board of Trustees (the “Board”) consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (“NAV”). If more than 50% of the Fund's outstanding shares are submitted for tender, the tender offer should be cancelled and the Fund should be liquidated or converted into an open-end mutual fund.

SUPPORTING STATEMENT

March 7, 2018
Board of Trustees of Delaware Enhanced Global Dividend and Income Fund

A fund's NAV is the total value of a fund's assets minus its liabilities. When compared to an index, it provides investors and Boards with a way to examine whether an adviser is meeting or exceeding benchmark returns.

The Fund's long-term performance has been disappointing. The Fund has traded at an average discount to NAV of more than 12% over the last three years.

When funds underperform, investors require: (1) a thoughtful and thorough explanation of management's recent decisions, and (2) the Board's plan going forward. Neither of these proactive steps have been offered by the Board, which is why we believe the Fund's underperformance has also led to perpetually wide discounts.

The Fund's excessive discount level indicates that the market has lost faith in the Fund's adviser's ability to significantly add to shareholder value. Compounding the problem, the Board has done little to address the adviser's poor performance.

Similar to many other recent corporate actions in the closed end fund space, shareholders should have the opportunity to realize a price for their shares close to NAV. Toward that end, the Board should consider authorizing a self-tender offer for all outstanding shares of the Fund at or close to NAV. If a majority of the Fund's outstanding shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund as a closed-end fund. In that case, the tender offer should be cancelled and the Fund should be liquidated or converted into an open-end mutual fund.

The Fund and Board are likely to come up with a litany of arguments against our Proposal but the simple fact of the matter is that the Board has not been able to effectively manage the Fund's discount, nor have they taken action to address its adviser's perpetual underperformance.

Please vote FOR the Proposal and tell the Fund's Board that you want it to take action to collapse the Fund's discount and increase shareholder value.

END OF PROPOSAL

March 7, 2018
Board of Trustees of Delaware Enhanced Global Dividend and Income Fund

            We began purchasing the shares as early as 2013. As is required by Rule 14a-8 of the Securities Exchange Act of 1934, attached are letters from National Financial Services verifying that the Saba fund referenced therein continuously and beneficially owned shares having a market value of $2,000 or more for at least one year prior to the date of the submittal of the above Proposal. Saba intends to continue to hold the shares referenced through the date of the Meeting.

            Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that Saba may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

/s/ Michael D’Angelo

Michael D'Angelo
General Counsel